

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 6:

Conflicts of Interest Related to the Issuance of Credit Ratings

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Form NRSRO Exhibit 6

Exhibit 6. Identify in this Exhibit the types of conflicts of interest relating to the issuance of credit ratings by the Applicant/NRSRO that are material to the Applicant/NRSRO.

Kroll Bond Rating Agency, LLC ("KBRA") has the following types of conflicts of interest relating to the issuance of ratings:

1) KBRA is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2) KBRA issues and maintains credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction that was paid for the issuer, sponsor, or underwriter of the security or money market instrument.

3) KBRA is paid by obligors to determine credit ratings of the obligors.

4) KBRA is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid KBRA to determine a credit rating.

5) KBRA is paid by persons for subscriptions to receive or access KBRA's credit ratings and/or for other services offered by KBRA where such persons may use the credit ratings of KBRA to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6) KBRA is paid by persons for subscriptions to receive or access KBRA's credit ratings and/or for other services offered by KBRA where such persons may also own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by KBRA.

7) KBRA allows board managers to serve as board members of or be affiliated with issuers or obligors subject to a credit rating determined by KBRA.

8) KBRA allows persons within the organization to directly own securities or money market instruments of, or have other direct ownership interest in, issuers or obligors subject to a credit rating determined by KBRA as long as they do not participate in or otherwise influence the credit rating for such obligors or issuers.

9) KBRA allows persons within KBRA to have business relationships that are more than arm's length, ordinary course business relationships with issuers or obligors subject to a credit rating determined by KBRA as long as such persons within KBRA do not participate in or otherwise influence the credit rating for such issuers or obligors.

10) KBRA has non-rating affiliates collectively referred to as KBRA Analytics, which include KBRA Analytics, LLC, KBRA Analytics EU Limited, and KBRA Analytics UK Limited. Customers of these non-rating affiliates may be parties to whom KBRA provides credit rating services.

11) KBRA, and/or its affiliates, may engage underwriters or investment bankers in connection with acquisitions and/or joint ventures. The parties with which KBRA has such business relationships may be entities on which, or to which, KBRA provides credit ratings.

12) KBRA may issue credit ratings covering, and/or requested by, entities which may have a significant indirect ownership percentage (5% or more) in KBRA.

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